SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 0-27556


                           NOTIFICATION OF LATE FILING


(Check One):   [x] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended: September 30, 2003

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION


YouthStream Media Networks, Inc.
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Full name of registrant


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Former name if applicable

244 Madison Avenue, PMB 358
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Address of principal executive office (Street and number)

New York, New York 10016
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City, state and zip code



                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[x]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has incurred a delay in assembling the information required to be included in its September 30, 2003 Form 10-K Annual Report. The Company expects to file its September 30, 2003 Form 10-K Annual Report with the Securities and Exchange Commission by January 13, 2004.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Robert N. Weingarten                      (212)        622-7300
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the fiscal year ended June 30, 2002, the Company, through its subsidiaries, operated in two business segments, media and retail. On August 5, 2002, subsidiaries of the Company sold substantially all of the assets of the media business segment to a subsidiary of Alloy, Inc. ("Alloy"), which also assumed certain of the liabilities related to the media business. The Company discontinued any remaining media operations that were not sold to Alloy. Net cash proceeds from the sale of the media business segment were approximately $6,900,000. As a result of this sale, the operations of the media business segment have not been included in the consolidated results of operations of the Company subsequent to the sale date. The Company's consolidated financial statements for the fiscal year ended June 30, 2002 will be restated to reflect the operations of the media business segment as a discontinued operation.

     In January 2003, the Company reached an agreement with the holders of all of its and its subsidiary's outstanding notes in the aggregate principal amount of $18,000,000, to cancel these notes. In exchange for cancellation of all of the principal and interest due on the old notes, the Company paid $4,500,000 in cash and issued preferred stock with a face value of $4,000,000, 3,985,000 shares of common stock, and $4,000,000 aggregate principal amount of new promissory notes. In total, the Company recognized a gain from this debt restructuring of $2,754,000 during the three months ended March 31, 2003.

     Effective June 27, 2003, the Company changed its fiscal year end from June 30 to September 30.

     As a result of the sale to Alloy in August 2002 and the January 2003 note restructuring, the Company expects to report reduced revenues and a reduced net loss for the fiscal year ended September 30, 2003, as compared to the fiscal year ended June 30, 2002.


                        YouthStream Media Networks, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  December 29, 2003         By /s/ Robert N. Weingarten
      -----------------            ---------------------------------------------
                                   Robert N. Weingarten
                                   Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.